Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the use of our report dated January 28, 2003 with respect to the consolidated balance sheets of InterVideo, Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, redeemable preferred stock, stockholders’ equity (deficit) and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2001, included herein and the reference to our firm under the heading “Experts” in the prospectus.

Our report dated January 28, 2003 refers to a restatement of the consolidated financial statements as of December 30, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001, which consolidated financial statements were previously audited by other auditors who have ceased operations.

/s/    KPMG LLP

Mountain View, California
January 30, 2003